NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:	7

a. Election of Mr. Juan B. Santos as a director of the
Company to hold office effective immediately and for
the unexpired term of his predecessor in office, Mr.
Donald G. Dee;
b. Appointment of Mr. Washington Z. Sycip as member of
the Advisory Board/Committee;
c. Appointment of Mr. Pedro E. Roxas and Fr. Bienvenido
F. Nebres as members of the Governance and Nomination
Committee and Executive Compensation Committee,
respectively;
d. Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock
and Series CC, DD, FF and GG 10% Cumulative Convertible
Preferred Stock; and
e. Separation from service of certain officers of the
Company.

Exhibit 1

January 25, 2011

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 1 of 7

Exhibit 1

January 25, 2011

SECURITIES & EXCHANGE COMMISSION
Corporation Finance Department
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 2 of 7

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,182,391 As of December 31, 2010	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Page 3 of 7

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	January 25, 2011

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Page 4 of 7

Exhibit 1

11. Item 4 (Election of Director) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on January 25, 2011:

1.	The Board elected Mr. Juan B. Santos as a director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Donald G. Dee. Mr. Santos was nominated by the Social Security System as its representative director in the Board of the Company replacing Mr. Donald G. Dee.

Mr. Santos is the Chairman of the Social Security System. He retired as Chief Executive Officer of Nestle Philippines, Inc. (NPI) in 2003 and continued to serve as Chairman of NPI until 2005. Prior to his appointment as President and CEO of NPI, he was the CEO of the Nestle Group of Companies in Thailand and Nestle Singapore Pte. Ltd. He served as Secretary of the Department of Trade and Industry from February to July 2005. Mr. Santos is a director of Alaska Milk Corporation, First Philippine Holdings Corporation, Grepalife Financials, Inc., Philex Mining Corporation, Zuellig Group, Inc. and PLDT Communications and Energy Ventures, Inc., a member of the Board of Advisors of Coca Cola Bottlers Phils., Inc. and East-West Seeds Co., Inc., a trustee of St. Lukes Medical Center, and a consultant of the Marsman-Drysdale Group of Companies.

Mr. Santos was bestowed the prestigious Management Man of the Year Awards for 1994 by the Management Association of the Philippines and was the Agora Awardee for Marketing Management given by the Philippine Marketing Association in 1992. He obtained his Bachelor of Science Degree in Business Administration from Ateneo de Manila University and pursued post graduate studies at the Thunderbird Graduate School of Management in Arizona, USA and Advanced Management Course at IMD in Lausanne, Switzerland.

2.	The Board appointed Mr. Washington Z. SyCip as member of the Advisory Board/Committee. Mr. SyCip is the Founder of The SGV Group, the Chairman Emeritus of the Board of Trustees and Board of Governors of Asia Institute of Management, Counselor of the Conference Board, New York, and a member of the Board of Overseers of Columbia University Graduate School of Business and the International Advisory Board of American International Group in New York. He is an independent director of a number of major corporations in the Philippines.

Mr. SyCip has received numerous prestigious awards including the Lifetime Achievement Award given by the Columbia Business School (May 2010), Dr. Jose Rizal Award for Excellence (Lifetime Achievement Award for Public Service), The Officer’s Cross of the Order of Merit (Verdienstkreuz I. Lasse) conferred by the Federal Republic of Germany (August 2, 2006), 1992 Ramon Magsaysay Award for International Understanding, Philippine Legion of Honor, Degree of Commander conferred by the Philippine Government (June 30, 1991), Officer First Class of the Royal Order of the Polar Star awarded by His Majesty the King of Sweden (June 1987), Accountancy Hall of Fame conferred by Philippine Institute of Certified Public Accountants (1980), Star of the Order of Merit conferred by the Republic of Austria (1976) and Management Man of the Year conferred by the Management Association of the Philippines (1967),

Page 5 of 7

Exhibit 1

Mr. SyCip graduated summa cum laude with a Bachelor of Science in Commerce Degree and Master of Science in Commerce Degree (Meritissimus) from the University of Santo Tomas. He also received his Master of Science in Commerce Degree from Columbia University in New York.

3.	The Board appointed the following independent directors as members of the Board Committee stated opposite their names:

	Name of Independent Director	Name of Committee

1.	Pedro E. Roxas	Governance and Nomination Committee

2.	Bienvenido F. Nebres	Executive Compensation Committee

replacing Mr. Oscar S. Reyes.

4.	The Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2010, which are sufficient to cover the total amount of dividends declared:

a.	?12,150,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending March 15, 2011, payable on March 15, 2011 to the holder of record on February 18, 2011.

b.	?1.00 per outstanding share of the Company’s Series CC 10% Cumulative Convertible Preferred Stock, for the annual period ending February 28, 2011, payable on March 31, 2011 to the holders of record on February 24, 2011.

c.	?1.00 per outstanding share of the Company’s Series DD 10% Cumulative Convertible Preferred Stock, for the annual period ending January 31, 2011, payable on February 28, 2011 to the holders of record on February 10, 2011.

d.	?1.00 per outstanding share of the Company’s Series FF 10% Cumulative Convertible Preferred Stock, for the annual period ending January 31, 2011, payable on February 28, 2011 to the holders of record on February 10, 2011.

e.	?1.00 per outstanding share of the Company’s Series GG 10% Cumulative Convertible Preferred Stock, for the annual period ending February 28, 2011, payable on March 31, 2011 to the holders of record on February 24, 2011.

5.	The Board was informed of and noted the separation from service of the following officers of the Company, as follows:

	Name		Position	Effectivity Date

1.	Alfredo S. Panlilio		Senior Vice President	December 16, 2010

2.	Ramon Alger P.	Obias	First Vice President	December 31, 2010

3.	Nerissa S. Ramos		First Vice President	December 16, 2010

4.	Emmanuel B. Ocumen		Vice President	December 16, 2010

5.	Enrique S. Pascual, Jr.		Vice President	December 16, 2010

6.	Nestor I. Santos		Vice President	December 16, 2010

7.	Jose Antonio T. Valdez		Vice President	December 16, 2010

Page 6 of 7

Exhibit 1

The separation from service of the aforementioned officers is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operations.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

January 25, 2011

Page 7 of 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: January 25, 2011